Gerald L. Baxter
Tel. 678.553.2430
Fax 678.553.2431
BaxterG@gtlaw.com

VIA FEDERAL EXPRESS and EDGAR

May 29, 2009

Ms. Pamela A. Long
Mail Stop 7010
100 F. Street, N.E.
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Vystar Corporation
Pre-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed on: February 11, 2009
File No.: 333-155341

Dear Ms. Long:

This letter is in response to your letter dated February 19, 2009, with respect to the Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on February 11, 2009.

The following responds on a comment-by-comment basis to the numbered comments in your letter of February 19, 2009.  I have also included two (2) additional marked copies of the Pre-Effective Amendment No. 2 for your convenience.

General

1.	COMMENT:

Comments regarding your new confidential treatment request related to the agreement filed as Exhibit 10.2 to the registration statement will be sent under separate cover.  Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

RESPONSE:

Acknowledged.

2.	COMMENT:

We note your revised disclosures in response to comments 2 and 19 of our December 8, 2008 comment letter.  Please revise your disclosures to identify UCM and UCM Stockholders as statutory underwriters and remove the language “may be deemed” from the disclosure.

RESPONSE:

As a result of the change of structure of the offering to a purely secondary offering for the selling shareholders of Vystar, this comment is no longer applicable.

Outside Front Cover of Prospectus

3.	COMMENT:

We note your revised disclosure in response to our prior comment 9.  Please be advised that since the offering of the 600,000 shares of Vystar’s common stock represents a primary offering, these 600,000 shares would have be to offered and sold at a fixed price for the entire duration of the offering.  Please revise your disclosure to clarify that these securities will only be offered and sold at a fixed price.  For additional guidance, please see Section 612, Item 612.14 of the Compliance and Disclosure Interpretations related to Securities Act Rules.

RESPONSE:

As a result of the change of structure of the offering to a purely secondary offering for the selling shareholders of Vystar, this comment is no longer applicable.

4.	COMMENT:

We note that you intend to keep the prospectus effective until the earlier of “(i) six (6) months from the effective date of the distribution of Vystar common stock to the UCM Stockholders, or (ii) such time that all of the shares held by such UCM Stockholders have been sold pursuant to the prospectus of Rule 144 under the Securities Act or any rule of similar effect.”

Please be advised that since the distribution of the 600,000 shares of Vystar’s common stock represents a primary offering the UCM Stockholders are considered to be statutory underwriters in connection therewith, the UCM Stockholders may not rely on Rule 144 for the sale of any of the securities that they will receive in the distribution.  Please revise the registration statement to remove all disclosures that directly or indirectly would lean an investor to conclude that the 600,000 shares may be sold in reliance of Rule 144.

RESPONSE:

As a result of the change of structure of the offering to a purely secondary offering for the selling shareholders of Vystar, this comment is no longer applicable.

Business, page 19
Products and Services (Vytex NRL), page 20

5.	COMMENT:

Please briefly describe what ASTM International is (i.e. formerly known as American Society for Testing Materials, an open forum for the development of international standards).

RESPONSE:

Appropriate changes have been made to the Business section, as requested.

Business, page 19
Products and Services (Vytex NRL), page 20

6.	COMMENT:

We note your revised disclosure in response to comment 36 of our December 8, 2008 letter; however, it appears that the biographical information for Mr. Clark and Ms. Ely is incomplete.  Please revise your disclosure to provide employment information for Mr. Clark for the period starting in 2000 through 2006 and indentify the years during which Ms. Ely worked for Coloplast Corp. and/or Agfa.

RESPONSE:

Appropriate changes have been made to the Business section, as requested.

_____________________________________________________

Thank you for your time and consideration. We look forward to your response.

Sincerely yours,

Gerald L. Baxter

GLB:llm
Enclosure

cc:           Era Anagnosti, Esq.